For immediate release

Mittal Steel Company N.V. announces final results of
cash and stock elections by former
International Steel Group Inc. stockholders

Rotterdam, The Netherlands, 22 April 2005 – Mittal Steel Company N.V. (“Mittal Steel”) [NYSE and Euronext Amsterdam: MT] and its wholly owned subsidiary Mittal Steel USA ISG Inc. (formerly known as International Steel Group Inc., “ISG” or “Mittal Steel USA ISG”) have been informed by The Bank of New York, the exchange agent in connection with their merger, that final results of the cash and stock elections by former ISG stockholders are as follows:

•	Cash Elections: Valid elections to receive $42 in cash for each share of ISG common stock were made with respect to 96,233,434 shares of ISG common stock, which includes the cash election portion of mixed elections;

•	Stock Elections: Valid elections to receive 1.21740 Mittal Steel class A common shares for each share of ISG common stock were made with respect to 2,808,883 shares of ISG common stock, which includes the stock election portion of mixed elections; and

•	No Elections: No election was made or was deemed to have been made with respect to 993,633 shares of ISG common stock.

These elections were subject to proration calculations so that, in the aggregate, 50 percent of the shares of ISG common stock outstanding as of the effective time on April 15, 2005 were converted into the right to receive $42 in cash per share and 50 percent were converted into the right to receive 1.21740 Mittal Steel class A common shares per share of ISG common stock. Mittal Steel has determined that all shares of ISG common stock with respect to which a former ISG stockholder made no election or failed to make a valid election will be treated as electing to receive stock consideration. Based on these final results of the elections, the merger consideration to be paid to former ISG stockholders is as follows:

•	Cash Elections: Former ISG stockholders who validly elected cash will receive (1) $42.00 in cash for approximately 51.98 percent of their shares and (2) 1.21740 Mittal Steel class A common shares for approximately 48.02 percent of their shares of ISG common stock with respect to which that election was made;

•	Stock Elections: Former ISG stockholders who validly elected to receive Mittal Steel class A common shares will receive 1.21740 Mittal Steel class A common shares for each share of ISG common stock with respect to which that election was made;

•	Mixed Elections: Former ISG stockholders who validly elected to receive a combination of cash and Mittal Steel class A common shares will receive (1) 1.21740 Mittal Steel class A common shares for each share of ISG common stock with respect to which a stock election was made and (2) a combination of (a) $42.00 in cash for approximately 51.98% percent of their shares and (b) 1.21740 Mittal Steel class A common shares for approximately 48.02 percent of their shares of ISG common stock with respect to which a cash election was made; and

•	No Elections: Former ISG stockholders who made no election or were deemed not to have made a valid election will receive 1.21740 Mittal Steel class A common shares for each share of ISG common stock with respect to such shares of ISG common stock.

Pursuant to the Agreement and Plan of Merger and Reorganization, dated as of October 24, 2004 and amended as of April 11, 2005, among Mittal Steel

(formerly known as Ispat International N.V.), Park Acquisition Corp. and ISG, fractional shares of Mittal Steel class A common shares will not be issued. In lieu thereof, former ISG stockholders will receive $33.03 in cash per fractional share interest of a Mittal Steel class A common share, which amount is equal to the average daily closing price of Mittal Steel class A common shares on the New York Stock Exchange from March 16, 2005 through April 13, 2005.
In connection with the consummation of the merger, approximately 60,891,883 Mittal Steel class A common shares are being issued to former ISG stockholders and approximately US$2.1 billion in cash is being paid to former ISG stockholders.

About Mittal Steel Company

Mittal Steel Company is the world’s most global steel company. Formed from the combination of Ispat International N.V. and LNM Holdings N.V., the company has operations in fourteen countries, on four continents. Mittal Steel encompasses all aspects of modern steelmaking, to produce a comprehensive portfolio of both flat and long steel products to meet a wide range of customer needs. It serves all the major steel consuming sectors, including automotive, appliance, machinery and construction.

For 2004, Mittal Steel had revenues of US$22.2 billion and steel shipments of 42.1 million tons. The company trades on the New York Stock Exchange and the Euronext Amsterdam under the ticker symbol “MT”.